December 23, 2015

Ms. Katherine Hsu

Chief, Office of Structured Finance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Macquarie Leasing Pty Limited
Amendment No. 1 to Registration Statement on Form SF-3
Submitted December 23, 2015
File No. 333-207127

Ladies and Gentlemen:

On behalf of Macquarie Leasing Pty Limited (the “depositor” or “registrant”), and in response to the letter dated October 22, 2015, from the Securities and Exchange Commission (the “Commission”) to Karleen Munns, we submit the following responses, together with the Amendment No. 1 to Registration Statement on Form SF-3 submitted on December 23, 2015 (“Amendment No. 1”).

The numbered paragraph below set forth your comments in italicized text together with our responses. The headings and numbers correspond to the headings and numbered paragraphs in your letter. Page references in our response are references to the page numbers in the clean version of Amendment No. 1.

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the Central Index Key (CIK) numbers for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response

We confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. No affiliate of the depositor has offered a class of asset-backed securities involving the same asset class as this offering.

Ms. Katherine Hsu

December 23, 2015

2.	Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

Response

We confirm that, if we or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, we, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report we or the underwriter have obtained.

3.	We note that assets in the pool may be delinquent. Please confirm that delinquent assets will not constitute 20% or more of the asset pool. Refer to General Instruction I.B.1(e) of Form SF-3.

Response

We confirm that delinquent assets will not constitute 20% or more of the asset pool.

Registration Statement Cover Page

Calculation of Registration Fee

4.	We note from the cover of your prospectus that you intend to rely on Rule 457(p). The offset should occur in a pre-effective amendment to a registration statement. Refer to Rule 457(p). Please revise the table on the cover of the registration statement to indicate that you are relying on Rule 457(p). Similar to the disclosure that you have on the cover of your prospectus, the cover page of the registration statement should clearly explain the amount of fees offset pursuant to Rule 457(p) and identify the related registration statements.

Response

We have revised the table on the cover page of the registration statement to clarify that we are relying on Rule 457(p). We have also added disclosure language explaining the amount of fees offset pursuant to Rule 457(p) and identifying the related registration statement.

5.

It also appears that you intend to rely on Rule 415(a)(6). If that is the case, please also revise the table to explicitly state this, quantify the amount of unsold securities on the prior registration statement and the amount of the prior fee associated with the unsold securities and state whether the offering registered on the prior registration statement

Ms. Katherine Hsu

December 23, 2015

has been completed or terminated or the registration statement has been withdrawn. In order to aid understanding, please disclose the filing date and file number of the earlier registration statement.

Response

We have revised the table on cover page of the registration statement to explicitly state that we intend to rely on Rule 415(a)(6), to quantify the amount of unsold securities on the prior registration statement and the amount of prior fee associated with the unsold securities and to state that the offering registered on the prior registration statement has not been completed or terminated and that the registration statement has not been withdrawn. We have also revised the disclosure to include the filing date and file number of the earlier registration statement.

Disclaimers, page v

6.	We note your disclaimer that “none of the underwriters or any of their respective affiliates has independently verified the information set forth in this prospectus, assumes any responsibility for such information’s accuracy or completeness, or makes any representations or warranties as to the accuracy or completeness of the information contained in this prospectus.…” A disclaimer of liability for material information provided by the issuer or underwriters or any of their affiliates is not appropriate. Please revise the disclaimer here, and delete any other similar disclaimers in the filing.

Response

We have deleted the above-referenced disclaimer of liability on page v under “Disclaimers” and other similar disclaimers in the filing.

Credit Risk Retention, page 77

7.	We note that you have referenced the entirety of the disclosure on the terms of the notes and residual interest. Please revise to provide a description in this section of the material terms of the retained vertical interest, retained horizontal residual interest and risk retention reserve account as required by Rules 4(c)(1)(i)(B), 4(c)(1)(iii)(B) and 4(c)(2)(i)(C) of Regulation RR (17 CFR Part 246), respectively. In the alternative, we believe it would be acceptable to comply with the requirements by including references in this section to other specific summary disclosure in the prospectus about, for example, the priority of payments and events of default and acceleration for the transaction if the referenced summary disclosure clearly indicates the retained ABS interest or reserve account meets the risk retention requirements for an eligible vertical interest, eligible horizontal residual interest or eligible horizontal cash reserve account, as applicable.

Ms. Katherine Hsu

December 23, 2015

Response

We have revised the disclosure under “Credit Risk Retention” on page 78 to provide the material terms of the retained vertical interest, retained horizontal residual interest and risk retention reserve account as required by Rules 4(c)(1)(i)(B), 4(c)(1)(iii)(B) and 4(c)(2)(i)(C) of Regulation RR, respectively.

8.	We note your placeholders for descriptions of the fair value methodology. Please revise your disclosure to include a description of the valuation methodology used to calculate fair values, including descriptions of all key inputs and assumptions used to measure the fair value that either could have a material impact on the fair value calculation or would be material to a prospective investor’s ability to evaluate the sponsor’s fair value calculations. In addition, to the extent you intend to disclose a range of fair values, please disclose the method by which you will determine the range of bona fide estimates or specified prices, tranche sizes or rates of interest used to determine the range of fair values. Please refer to Rule 4(c)(1)(i) of Regulation RR.

Response

We have revised the disclosure under “Credit Risk Retention” on pages 79 through 82 to include a description of the valuation methodology used to calculate fair values. We have also included a description of the method by which we will determine the range of bona fide estimates or specified prices, tranche sizes or rates of interest used to determine the range of fair values.

Based on comments we understand other issuers have received, we wanted to highlight that we intend to use of a constant prepayment rate when estimating cash flows to calculate the fair value of the residual interest. We have reviewed historical prepayment behavior in relation to the SMART Trusts, which has demonstrated largely consistent prepayment rates. Our historical analysis indicates that there is no more accurate predictor of prepayments or of the amortization of the SMART Receivables than a constant prepayment rate.

In the case of auto loans, in contrast to residential mortgages, there is less correlation between significant voluntary prepayments and a decline in interest rates. In addition, auto loan securitizations are priced using a single ABS rate, and market participants, including buyers of residual interests, typically use a single ABS rate to fair value transaction cash flows.

For the reasons stated above, we believe that the use of a constant prepayment rate to calculate the fair value of the residual interest is appropriate.

9.	With respect to the retained vertical interest option, please include a placeholder or confirm that the sponsor intends to provide the required post-closing disclosure in accordance with the risk retention requirements, including where such disclosure will be found. Refer to Rule 4(c)(2)(ii) of Regulation RR (17 CFR Part 246).

Ms. Katherine Hsu

December 23, 2015

Response

We have added disclosure under “Credit Risk Retention” on page 78 stating that any material change in the amount of the vertical interest retained by the depositor will be disclosed within a reasonable time after closing on either a Form 8-K or Form 10-D.

10.	We note your disclosure stating that funds on deposit in the risk retention reserve account may be used to make any payments that are due as described under “Application of Available Income.” Rule 4(b) of Regulation RR, however, restricts release of funds only in certain circumstances. Please tell us why you believe your disclosure permitting release of the funds complies with this aspect of the rule or revise.

Response

We have revised the disclosure under “Application of Available Income” on page 131 and elsewhere in the prospectus to clarify that funds on deposit in the risk retention reserve account may be released only in certain circumstances pursuant to Rule 4(b) of Regulation RR.

The Asset Representations Reviewer, page 81

11.	We note your disclosure that the asset representations reviewer is not affiliated with any of the transaction parties listed. Please revise to also make clear that the asset representations reviewer “will not” be affiliated with any of the transaction parties.

Response

We have revised the disclosure under “The Asset Representations Reviewer” on page 84 to clarify that the asset representations reviewer “will not” be affiliated with any of the transaction parties during the term of the transaction.

12.	Please revise to confirm that the monthly distribution report filed by the depositor on Form 10-D will disclose if/when the asset representations reviewer has resigned, been removed or been substituted, as applicable.

Response

We have revised the disclosure under “The Asset Representations Reviewer” on page 84 to confirm that the monthly distribution report filed by the depositor on Form 10-D will disclose if/when the asset representations reviewer has resigned, been removed or been substituted, as applicable.

Ms. Katherine Hsu

December 23, 2015

Dispute Resolution, page 105

13.	Please revise to clarify how the requesting party will be informed of the status of the repurchase request.

Response

We have revised the disclosure under “Dispute Resolution” on page 108 to clarify that the requesting party will be informed of the status of the repurchase request or indemnity claim on Form 10-D with respect to the applicable Monthly Period.

14.	Please revise the disclosure to indicate in what circumstances and on what basis the security trustee would exercise its discretion to repurchase a receivable.

Response

We have revised the disclosure under “Dispute Resolution” on page 108 to remove the reference to the security trustee and to indicate that the issuer trustee may request the repurchase of a receivable or make an indemnity claim for damages “at the direction of a noteholder (including a beneficial owner of the notes)”.

15.	We note your disclosure that “the Issuing Entity, the Issuer Trustee (in its discretion or at the direction of [a][[●]% of] unitholder[s]) or the Security Trustee (in its discretion or at the direction of [a][[●]% of] noteholder[s])” may utilize the dispute resolution provision.

a.	Please revise your disclosure to describe how investors (i.e., beneficial owners) may utilize the dispute resolution provision and explain the process that will be used to notify the transaction parties of a repurchase request and a referral to dispute resolution.

Response

We have revised the disclosure to describe how investors may utilize the dispute resolution provision and to explain the process that will be used to notify the transaction parties of a repurchase request or indemnity claim for damages and a referral to dispute resolution.

b.	It is not clear from the disclosure in the prospectus whether you are limiting the dispute resolution provision to only a noteholder (or noteholders) that hold a specified (currently unstated) percentage of the securities. If this is what you intend, please tell us why it is appropriate to impose these requirements on the requesting party. Refer to Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release.

Ms. Katherine Hsu

December 23, 2015

Response

We have revised the disclosure under “Dispute Resolution” on page 108 to clarify that we are not limiting the dispute resolution provision to a noteholder (or noteholders) that holds a specified percentage of the securities.

c.	Please revise your disclosure to also explain the process that the investor will use to notify the security trustee of a repurchase request and a referral to dispute resolution.

Response

We have the revised the disclosure under “Dispute Resolution” on page 108 to explain the process the investor will use to notify the security trustee of a repurchase request or indemnity claim for damages and a referral to dispute resolution.

16.	We note your disclosure that “any mediation and arbitration … will be subject to certain confidentiality restrictions…” Please revise to clarify that such confidentiality limitations will not prevent disclosure required by all applicable laws. Please also confirm to us that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

Response

We have revised the disclosure under “Dispute Resolution” on page 108 to clarify that such confidentiality limitations will not prevent disclosure required by applicable laws. We also confirm that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

Static Pool Information Regarding Certain Previous Securitisations under the SMART Securitisation Programme, page 119

17.	We note your disclosure that “[t]here can be no assurance that the delinquency, loss and prepayment experience set forth in the tables in Appendix C will be representative of the results that may be experienced with respect to the SMART Receivables Pool following the Closing Date.” Please revise to include a description of how the static pool differs from the asset pool. Refer to Item 1105 of Regulation AB.

Response

We have revised the disclosure under “Static Pool Information Regarding Certain Previous Securitisations under the SMART Securitisation Programme” on page 122 to provide a placeholder for a description of how the static pool differs from the asset pool.

Ms. Katherine Hsu

December 23, 2015

18.	We note your disclosure on page 245 indicating that you will provide static pool information on an internet website. Item 312 of Regulation S-T, which permitted issuers to provide static pool information through a Web site, was a temporary accommodation that expired on June 30, 2012. Please revise to clarify whether the website information will be provided in addition to the information that is required to be provided in the prospectus or delete the bracketed language if appropriate.

Response

We have revised the disclosure under “Incorporation of Certain Documents by Reference” on page 248 to remove the indication that we will provide the static pool information on an internet website.

The Asset Representations Review, page 119

19.	Please revise to confirm that the monthly distribution report filed by the depositor on Form 10-D will also include when a vote has been called and that the requisite percentage of investors have voted to direct a review, as applicable.

Response

We have revised the disclosure under “The Asset Representations Reviewer” on page 123 to clarify that the monthly distribution report filed by the depositor on Form 10-D will also include when a vote has been called and that the requisite percentage of investors have voted to direct a review, as applicable.

Delinquency Trigger, page 119

20.	We note your disclosure in brackets with respect to the information required under Item 1113(a)(7)(i) of Regulation AB. Please tell us if you plan to provide the information before effectiveness of the registration statement.

Response

We do not plan to provide the information required under Item 1113(a)(7)(i) of Regulation AB before effectiveness of the registration statement.

Asset Review Voting, page 120

21.

We note your disclosure that “noteholders holding at least 5% of the aggregate outstanding principal balance of all outstanding series of notes” may initiate a vote for an asset representations review. We further note your disclosure on page 37 that, “[t]he US$ notes will be delivered in book-entry form through the facilities of The Depository Trust Company. Consequently, if you purchase US$ notes your US$ notes will not be registered in your name and you will not be recognised as a noteholder by the US$ note

Ms. Katherine Hsu

December 23, 2015

trustee.” Please revise your disclosure to make it clear that investors (i.e., beneficial owners) will be able to initiate a vote for an asset representations review. Additionally, please revise your disclosure to provide the procedures for how a vote through DTC will occur.

Response

We have revised the disclosure under “Asset Review Voting” on page 123 to clarify that investors will be able to initiate a vote for an asset representations review. We have also revised the disclosure under “Asset Review Voting” on page 123 to clarify the procedures for voting through DTC.

22.	We note your disclosure that “[a]ny such vote shall be (i) initiated no later than 90 days from the [date the monthly distribution report specifying that the Delinquency Trigger was breached and has been filed by the Depositor][Distribution Date on which the Delinquency Trigger was breached] and (ii) completed no later than 150 days from the [date the monthly distribution report specifying that the Delinquency Trigger was breached and has been filed by the Depositor][Distribution Date on which the Delinquency Trigger was breached].” Please provide us with your analysis of why you believe such time periods are sufficient for investors to be able to utilize the investor communication shelf provision. Please make sure you take into account relevant procedures and timelines, including DTC-related procedure and timing considerations, as part of your analysis. With respect to the bracketed disclosure, please tell us whether you will decide on which time period you will settle on before effectiveness of the registrant statement.

Response

We have revised the disclose under “Asset Review Voting” on page 123 to clarify that a vote shall be (i) initiated no later than 90 days from the date of the monthly distribution report specifying that the Delinquency Trigger was breached and has been filed by the Depositor and (ii) completed no later than 150 days from the date of the monthly distribution report specifying that the Delinquency Trigger was breached and has been filed by the Depositor.

23.	Please confirm that notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation of determining whether 5% of investors have elected to initiate a vote. See Section V.B.3(a)(2)(c)(i)(b) of the 2014 Regulation AB II Adopting Release (stating “the maximum percentage of investors’ interest in the pool required to initiate a vote may not be greater than 5% of the total investors’ interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)”).

Ms. Katherine Hsu

December 23, 2015

Response

We confirm that notes held by the sponsor or servicer, or any affiliates thereof, will not be included in the calculation of determining whether 5% of investors have elected to initiate a vote. In addition, we have added disclosure under “Description of the Notes—Notes Owned by Macquarie Leasing” on page 159 to clarify this point.

Asset Review, page 121

24.	We note your disclosure that “[t]he Asset Review will be performed in accordance with [such procedures as the asset representations reviewer shall deem appropriate, in the discretion of the asset representations reviewer]” and your bracketed disclosure that “[Alternatively, insert description of any procedures agreed with the asset representations reviewer in the asset representations review agreement.]”

a.	Please confirm that such procedures will be sufficient for the asset representations reviewer to determine if a receivable has failed to comply with a representation or warranty. General Instruction I.B.1(b) of Form SF-3 states, in part, that the “asset representations reviewer shall be responsible for reviewing the underlying assets for compliance with the representations and warranties.”

Response

We confirm that such procedures will be sufficient for the asset representations reviewer to determine if a receivable has failed to comply with a representation or warranty.

b.	With respect to your bracketed disclosure, please tell us if you intend to clarify which procedure the asset representations reviewer will follow before effectiveness of the registration statement.

Response

We do not intend to clarify which procedure the asset representations reviewer will follow before effectiveness of the registration statement because that decision is subject to negotiation with the asset representations reviewer. However, as noted above, any procedure followed by the asset representations reviewer will be sufficient for the asset representations reviewer to determine if a receivable has failed to comply with a representation or warranty.

25.	We note your disclosure that “[u]nder the asset representations review agreement, the asset representations reviewer is required to complete its review of the Subject Receivables by the [●] day after the Review Satisfaction Date.” While the review is required to be promptly completed, it is unclear whether you have provided the reviewer with adequate time to complete the review of all Subject Receivables. Please revise to include a specific number of days, or range of number of days, that the reviewer has to complete the review. Please tell us if there is a mechanism in place for the asset representations reviewer to extend, if necessary, its review beyond your disclosed specified date.

Ms. Katherine Hsu

December 23, 2015

Response

We have revised the disclosure under “Asset Review” on page 124 to clarify that the reviewer has 90 days to complete the review. We confirm that there is a mechanism in place for the asset representations reviewer to extend, if necessary, its review beyond the disclosure specified date and have added disclosure under “Asset Review” on page 124 to clarify this point.

26.	We note your disclosure that, “[t]he asset representations reviewer will only be responsible for determining whether there was noncompliance with a Pool Asset Representation with respect to a Subject Receivable, and the asset representations reviewer will not determine whether noncompliance with the Pool Asset Representations constitutes a breach of the transaction documents or gives rise to an obligation to repurchase the related Subject Receivable.” We further note your disclosure that, “[Macquarie Leasing][The Issuer Trustee] will determine whether the it would be required to repurchase a Subject Receivable.”

a.	Your disclosure appears to indicate that “[Macquarie Leasing][The Issuer Trustee]” will not be required to make a determination whether non-compliance with an asset representation or warranty constitutes a breach. If no party is required to make a determination of breach, please revise to disclose how the sponsor and/or the depositor would evaluate an asset representations reviewer’s report that finds non-compliance of the assets with the representations and warranties, or how the sponsor or the depositor would evaluate a repurchase request submitted by a noteholder in response to such a report.

Response

We have the revised the disclosure “Asset Review” on page 124 to clarify that Macquarie Leasing will determine whether it would be required to repurchase or make an indemnity payment with respect to a Subject Receivable.

b.	Alternatively, please revise your disclosure to clarify which transaction party will make a determination that noncompliance with the representations and warranties constitute a breach of a contractual provision. Please include disclosure that this party will have access to the full report prepared by the asset representations reviewer. Please see Section V.B.3(a)(2)(c)(iii) of the 2014 Regulation AB II Adopting Release.

Ms. Katherine Hsu

December 23, 2015

Response

As noted above, we have the revised the disclosure “Asset Review” on page 124 to clarify that Macquarie Leasing will determine whether it would be required to repurchase or make an indemnity payment with respect to a Subject Receivable, as noted above.

c.	Additionally, please tell us whether you will revise your bracketed disclosure before the effectiveness of the registration statement to confirm whether “Macquarie Leasing” or “The Issuer Trustee” will determine whether it would be required to repurchase a Subject Receivable.

Response

As noted above, we have the revised the disclosure “Asset Review” on page 124 to clarify that Macquarie Leasing will determine whether it would be required to repurchase or make an indemnity payment with respect to a Subject Receivable, as noted above.

d.	To the extent that the Issuer Trustee will determine whether there has been a breach, please tell us how the disclosure on page 104 stating that the Indenture Trustee is “entitled to conclusively accept” the accuracy of the representations and warranties is appropriate. That disclosure appears to be inconsistent with such role if assigned to the Indenture Trustee. In addition, the language on page 104 appears to have no limitation on duration. Please also tell us why you believe the language is consistent with the role and responsibilities of the trustee after an event of default under the Trust Indenture Act.

Response

As noted above, we have the revised the disclosure under “Asset Review” on page 124 to clarify that Macquarie Leasing, not the Issuer Trustee, will determine whether it would be required to repurchase or make an indemnity payment with respect to a Subject Receivable, as noted above. In addition, we have revised the disclosure under “Issuer Trustee Entitled to Assume Accuracy of Representations and Warranties” on page 107 to clarify that the Issuer Trustee is entitled to assume the accuracy of the representations and warranties (unless it is actually aware of a breach) prior to an Event of Default.

[Pre-Funding Account], page 135

27.	We note your disclosure that “[t]he amount deposited from the proceeds of the sale of the Notes into the pre-funding account is not more than [25]% of the proceeds of the offering…” Please tell us why the 25% is bracketed. Item 1101(c)(3)(ii) of Regulation AB contemplates that you will not use more than 25% of the proceeds of the offering to fund the account.

Ms. Katherine Hsu

December 23, 2015

Response

We have deleted the above-referenced brackets around “25%” under “[Pre-Funding Account]” on page 138.

Exhibits

28.	Please file your required exhibits, including the form of certification pursuant to Item 601(b)(36) of Regulation S-K and the underlying transaction agreements, with your next amendment. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

Response

We have filed our required exhibits, including the form of certification pursuant to Item 601(b)(36) of Regulation S-K and the underlying transaction agreements, with Amendment No. 1.

* * * * *

Ms. Katherine Hsu

December 23, 2015

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at +61 (2) 8232-8072 or Stuart Litwin of Mayer Brown LLP at (312) 701-7373.

Sincerely,

/s/ Karleen Munns

Karleen Munns
Director, Macquarie Leasing Pty Limited